Exhibit 12

ONEBEACON INSURANCE GROUP, LTD.

Computation of Ratio of Earnings to Fixed Charges

($ in millions except ratios)

	Year Ended
	2002	2003	2004	2005	2006

Consolidated pretax (loss) income from continuing operations before equity in earnings of affiliates and discontinued operations	$(36.2)	$234.4	$160.1	$186.3	$245.5

Distributed income of equity investees	—	3.7	—	—	70.0

Interest expense on debt	69.3	46.6	45.0	44.1	45.5

Interest portion of rental expense	6.3	12.4	11.4	11.6	11.3

Earnings	$39.4	$297.1	$216.5	$242.0	$372.3

Interest expense on debt	69.3	46.6	45.0	44.1	45.5

Interest portion of rental expense	6.3	12.4	11.4	11.6	11.3

Fixed charges	$75.6	$59.0	$56.4	$55.7	$56.8

Ratio of earnings to fixed charges	0.5	5.0	3.8	4.3	6.6